FORM PX14A6G

GENTEX CORPORATION – GNTX

Filed:  May 8, 2012

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

Gentex Corporation

2. Name of person(s) relying on exemption:

a.     Walden Asset Management, a division of Boston Trust & Investment Management Company

b.     Calvert Social Index Fund, a series of Calvert Social Index Series, Inc., acting through Calvert Investment Management, Inc.

c.     Calvert VP S&P MidCap 400 Index Portfolio, a series of Calvert Variable Products, Inc., acting through Calvert Investment Management, Inc.

3. Address of person(s) relying on Exemption:

a.     One Beacon Street, 33rd Floor, Boston, MA 02108

b.     4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

c.     4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2012 Annual Meeting.

Shareholder Rebuttal to the Gentex Corporation

Opposition Statement Regarding Sustainability Reporting

Proposal on Sustainability Reporting

This proposal has been co-filed by Calvert Investment Management, Inc. and Walden Asset Management, a division of Boston Trust & Investment Management Company. It seeks to address the inadequacy of Gentex Corporation’s disclosure of environmental, social and governance (ESG) issues.  We believe Gentex should join the increasing number of companies that demonstrate and report management of environmental, social and governance issues to their investors.

When requesting sustainability reporting, Calvert Investment Management, Inc. is asking companies to measure, evaluate and disclose environmental, social and governance factors that are material to long-term business success.

  Sustainability reporting and good ESG performance often creates value for companies.
  Comprehensive ESG reporting helps companies demonstrate the existence of effective internal controls for anticipating, managing and reporting on operational, regulatory and reputational risks and opportunities.
  Increased transparency frequently helps to strengthen employee retention and brand reputation, and provides a venue for the company to publicize its best practices.

Gentex is a global and multi-billion dollar company, which has been recognized by its customers as a leader in the industry through numerous supplier awards. As sustainable and responsible investors, Calvert Investment Management, Inc. believes that innovative and sound management of resources is an indicator of good management. However, Gentex provides no data to its shareholders regarding improvement, plans for company operations, efficient use of resources or reduction of environmental impacts.

  According to a recent study by KPMG, 95% of Global Fortune 250 companies now report on their corporate responsibility activities. This represents an increase of more than 14% since the 2008 survey. [1]
  Increasingly, small- and medium-sized companies are participating in this trend.
  According to the Forum for Sustainable and Responsible Investment “nearly one out of every eight dollars under professional management in the US is involved in sustainable and responsible investing.” [2]

Gentex Corporation’s opposition statement argues that:

  The Company already demonstrates genuine concern about the relevant issues.
  The proposed resolution on sustainability reporting is not in the best interests of the company or its shareholders.
  Preparing the requested report would deplete human and financial resources without providing any meaningful or demonstrable benefit to our shareholders, our employees, or the communities in which we operate.
  The Company's shareholders can access the Company's performance with respect to environmental matters “notwithstanding the proponent's incorrect claim to the contrary”.
  The proposed Guidelines (Global Reporting Initiative) appear to be much more appropriate for global companies with multi-billions of dollars in annual revenues and significant global environmental footprints.

[1] KPMG International Survey of Corporate Social Responsibility Reporting 2011

[2] US SIF 2012 Report on Socially Responsible Investing Trends in the United States

Our Rebuttal and Rationale for a YES vote follows:

Although the Company reports it has had a “long history of dedication to good corporate citizenship”, there is no documented evidence demonstrating how Gentex is working to improve its record on governance, diversity or supply chain management.

Shareowners have not been informed as to how the Company plans to make improvements in its manufacturing processes, health and safety goals, employee relations, and use of resources, among other factors of performance.

  According to Corporate Register, more than 5000 companies globally, large and small, now report regularly on corporate sustainability. They do so, ostensibly without exposing themselves to competitive harm. In fact, many believe it to be a competitive advantage.
  Although Gentex states it utilizes ISO 14001 standards, which provide the generic requirements for an environmental management system, the company does not describe to shareholders its achievements relative to those guidelines. The company also does not disclose the results of any third-party audits to “minimize the creation of waste, pollution, and adverse impacts on the environment” or the existence of quantifiable goals and targets.
  During 2011 discussions, Gentex provided a 2008 highly redacted environmental report with limited data available to readers. The company then stated in its proxy that the proponents (Calvert and Walden) were unwilling to accept disclosure of the report updated periodically.  The report had been stripped of information preventing any level of analysis. Few investors would trust that a company’s finances are in order if asked to evaluate a redacted financial statement.
  Gentex represents that it complies with rules and regulations; as such it must already monitor performance through management systems already in place and reporting should not be a burden.
  Although the company states “such a report would not change existing compliance practices”, Calvert, Walden and other sustainable and responsible investors believe that transparency and accountability will help Gentex to preserve and enhance long-term shareowner value.
  Our proposal explicitly states that proprietary information may be omitted. Gentex can responsibly report to shareowners without releasing information that could be harmful competitively.

Gentex investors have no data on which to base independent evaluations of performance.

  The call for reporting of sustainability issues is coming from both investors and customers. Gentex customers such as Daimler, BMW and Ford Motor Company expect greater transparency from suppliers and reward that transparency. Ford is now surveying its top 35 global suppliers for disclosure on energy use and greenhouse gas emissions as part of its goal to reduce emissions 30 percent by 2025 on a per vehicle basis.
  While large Gentex customers may have access to this information, shareholders have no meaningful way to collect information that would enable them to commend the company, ask questions or express concerns.

Gentex Corporation asserts that investors are not interested in reporting on ESG issues. Yet in 2011, 38 percent  of shares were voted in favor of Walden Asset Management’s proposal encouraging sustainability reporting.

Furthermore, the United Nations Principles for Responsible Investing (PRI), which represents the view that ESG issues can affect the performance of investment portfolios and provides a framework for incorporating ESG issues into investment decision-making processes, is endorsed by over 860 global investor signatories with a collective $30 trillion in assets under management.

We believe this should lay to rest the belief within Gentex that investors do not care about ESG performance reporting.

The proponent urges shareholders to vote FOR the second listed shareholder resolution.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY WALDEN ASSET MANAGEMENT, CALVERT INVESTMENT MANAGEMENT, INC. (“CIM”) OR ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED CIM AS ITS INVESTMENT ADVISER (EACH A “CALVERT FUND”).  PLEASE DO NOT SEND YOUR PROXY TO WALDEN ASSET MANAGEMENT, CIM OR ANY CALVERT FUND.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY WALDEN ASSET MANAGEMENT, CIM AND/OR CERTAIN CALVERT FUNDS.

For questions regarding the Gentex Corporation Proposal on Sustainability Reporting

please contact Mike Lombardo, Calvert Investment Management, Inc., 301-961-4756,  Mike.Lombardo@calvert.com